EZGO Technologies Ltd.

Building #A, Floor 2, Changzhou Institute of Dalian University of Technology,

Science and Education Town,

Wujin District, Changzhou City

Jiangsu, China 213164

VIA EDGAR

September 7, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Thomas Jones

Re:	EZGO Technologies Ltd.

Amendment No. 2 to Registration Statement on Form F-3

Filed August 5, 2022

File No. 333-263315

Dear Mr. Jones:

EZGO Technologies Ltd. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated August 30, 2022, regarding Amendment No. 2 to Registration Statement on Form F-3 filed on August 5, 2022.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed the comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Amendment No. 3 to the Registration Statement (the “Amendment No. 3”), which is being filed with the Commission contemporaneously with the submission of this letter.

Amendment No. 2 to Registration Statement on Form F-3 filed August 5, 2022

General

1. Please provide a factual update on your cover page, prospectus summary, and risk factors to disclose the agreement reached between the PCAOB and the CSRC on August 26, 2022.

In response to the Staff’s comment, we have revised disclosure on the cover page and pages 13 and 33 of the Amendment No. 3.

Cover Page

2. We note your response to prior comment 1. Please continue to revise your disclosure to refrain from using such terms as “we” or “our” when describing activities or functions of the VIE. For example, we note the caption of the risk factor on page 20 that the “PRC government exerts substantial influence over the manner in which we conduct our business activities.”

In response to the Staff’s comment, we have revised disclosure on the cover page and throughout the Amendment No. 3. Because approximately 16% of our revenue is generated through the sale of battery packs through Changzhou EZGO Enterprise Management Co., Ltd. (the “WFOE”) and all other revenue is generated through the VIE and its subsidiaries in China, we have revised the disclosure throughout the prospectus so that this is more accurately disclosed.

Conventions that apply to this prospectus, page ii

3. We note your response to prior comment 3. However, comment 3 did not refer to the qualifications of counsel. As previously requested, revise the definition of the PRC or China to include Hong Kong and Macau and revise the disclosure throughout your amendment accordingly.

In response to the Staff’s comment, we have revised disclosure on the cover page and pages ii and iii of the Amendment No. 3. We respectfully advise the Staff that as advised by our PRC counsel, DeHeng Law Offices, each of the Hong Kong Special Administrative Region (“HKSAR”), Macao Special Administrative Region and Taiwan region adopts separate legal system from other regions of China. For example, on July 1, 1997, Hong Kong became a Special Administrative Region of the PRC and the Basic Law of the Hong Kong Special Administrative Region of the PRC (the “Basic Law”) came into effect. The Basic Law is the constitutional document of the HKSAR. It enshrines within a legal document the important concepts of “one country, two systems,” “Hong Kong people administering Hong Kong” and a high level of autonomy. According to the Basic Law, the HKSAR enjoys executive, legislative and independent judicial power, including that of final adjudication. In order to further distinguish each other, we have added a definition “mainland China” which refers to the People’s Republic of China excluding Hong Kong, Macau and Taiwan.

Enforceability of Civil Liabilities, page 45

4. We note your response to prior comment 6. Please expand the disclosure to identify that a majority of your current directors and officers are nationals and residents of the PRC.

In response to the Staff’s comment, we have revised disclosure on pages 15, 32 and 46 of the Amendment No. 3.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Richard I. Anslow, at ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Jianhui Ye
Jianhui Ye, Chief Executive Officer

cc: Richard I. Anslow, Esq.

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